ROGERS COMMUNICATIONS INC.
ANNUAL INFORMATION FORM
(for the fiscal year ended December 31, 2006)
MARCH 28, 2007

ROGERS COMMUNICATIONS INC.
ANNUAL INFORMATION FORM INDEX
The following is an index of the Annual Information Form of Rogers Communications Inc. (“RCI”) referencing the requirements of Form 51-102F2 of the Canadian Securities Administrators. Certain parts of this Annual Information Form are contained in RCI’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2006, RCI’s 2006 Annual Audited Financial Statements, each of which is filed on SEDAR at www.sedar.com and incorporated herein by reference as noted below.

Page reference / incorporated
by reference from
	Annual Information	2006
	Form	MD&A
Item 1 — Cover Page	p. 1
Item 2 — Index	p. 2
Item 3 — Corporate Structure
3.1 — Name and Incorporation	p. 3
3.2 — Intercorporate Relationships	pgs. 3-5
Item 4 — General Development of the Business
4.1 — Three Year History	pgs. 5-10
4.2 — Significant Acquisitions	p. 11
Item 5 — Narrative Description of the Business
5.1 — General — Business Overview	p. 12	p. 3
— Rogers Wireless		pgs. 12-14
— Rogers Cable and Telecom		pgs. 22-25
— Rogers Media		pgs. 35-36
— Employees		p. 10
— Properties, Trademarks, Environmental and Other Matters	p. 11
5.2 — Risk Factors	p. 12
Item 6 — Dividends
6.1 — Dividends	p. 12
Item 7 — Description of Capital Structure
7.1 — General Description of Capital Structure	p. 13
7.2 — Constraints	pgs. 13-14
7.3 — Ratings	pgs. 14-15
Item 8 — Market for Securities
8.1 — Trading Price and Volume	pgs. 15-16
8.2 — Prior Sales	p. 16
Item 9 — Escrowed Securities	p. 16
Item 10 — Directors and Officers	pgs. 16-20
Item 11 — Promoters	p. 20
Item 12 — Legal Proceedings and Regulatory Actions	pgs. 20-21
12.1 — Legal Proceedings	p. 20
12.2 — Regulatory Actions	p. 21
Item 13 — Interest of Management and Others in Material Transactions	p. 21
Item 14 — Transfer Agents and Registrars	p. 21
Item 15 — Material Contracts	p. 21
Item 16 — Interests of Experts
16.1 — Name of Experts	p. 21
16.2 — Interests of Experts	p. 22
Item 17 — Audit Committee
17.1 — Audit Committee Charter	pgs. 22-25
17.2 — Composition of the Audit Committee	p. 25
17.3 — Relevant Education and Experience	p. 26
17.4 — Reliance on Certain Exemptions	p. 26
17.5 — Reliance on the Exemption in Subsection 3.3(a) or Section 3.6	p. 26
17.6 — Reliance on Section 3.8	p. 26
17.7 — Audit Committee Oversight	p. 26
17.8 — Pre-Approval Policies and Procedures	pgs. 26-27
17.9 — External Auditor Service Fee	p. 27
Item 18 — Additional Information
18.1 — Additional Information	p. 27

ITEM 3 — CORPORATE STRUCTURE
Item 3.1 — Name and Incorporation
Rogers Communications Inc. (“Rogers”, “RCI” or the “Company”) is a diversified public Canadian holding company. RCI has been continued under the Business Corporations Act (British Columbia). The registered office is located at 1075 W. Georgia Street, Suite 2100, Vancouver, British Columbia, V6E 3G2 and the head office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9.
In May 2002, the articles of the Company were amended to provide that each holder of one or more Class A Voting shares (“Class A Shares”) shall be entitled as such to twenty-five (25) votes in respect of each Class A Share held.
In May 2003, the constating documents of RCI were changed to: (i) alter the Memorandum of the Company by cancelling all authorized but unissued Class A Shares of the Company; and (ii) amend the Articles of the Company to provide that the directors may not attach any right to any series of preferred shares of the Company created after May 30, 2003 that entitles or would entitle the holder or holders of the shares of any such series to vote at any general meeting of the Company, and that the preferred shares of any such series shall have no right to vote at any such general meeting.
In May 2004, the articles of the Company were amended (i) to provide that each holder of one or more Class A Shares shall be entitled as such to fifty (50) votes in respect of each Class A Share held; and (ii) to eliminate all series of Preferred shares except Series XXVII Preferred shares, Series XXX Preferred shares and Series XXXI Preferred shares.
In December 2006, the articles of the Company were amended (i) to remove the par value on the Class B Non-Voting Shares (“Class B Shares”); and (ii) to increase the authorized capital of the Class A Shares, in order to permit the subdivision of the Class A Shares and Class B Shares on a two-for-one basis.
For the purposes of this report, Rogers’ operations have been reported in the following segments as at December 31, 2006:
•	“Wireless” or “Rogers Wireless”, which refers to our wholly owned subsidiary Rogers Wireless Communications Inc. (“RWCI”) and its subsidiaries, including Rogers Wireless Inc. (“RWI”) and its subsidiaries;

•	“Cable and Telecom”, “Rogers Cable” or “Cable”, which refers to our wholly owned subsidiary Rogers Cable Inc. and its subsidiaries. RCI acquired Call-Net Enterprises Inc. (“Call-Net”) on July 1, 2005 and subsequently changed its name to Rogers Telecom Holdings Inc. (“RTHI”). The results of RTHI and RTHI’s operating subsidiaries are consolidated effective as of the July 1, 2005 acquisition date. On January 9, 2006, RCI’s ownership interest in RTHI’s operating subsidiaries was transferred to Rogers Cable Inc. from RTHI. Beginning with the first quarter of 2006, the Cable and Telecom operating unit reports its results in the following segments: Cable and Internet; Rogers Home Phone (voice-over-cable telephony subscribers and residential circuit-switched telephony customers); Rogers Business Solutions (business telephony and data subscribers); and Rogers Retail. Comparative figures have been reclassified to conform to this new segment reporting.

•	“Media” or “Rogers Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries including Rogers Broadcasting Limited (“Broadcasting”), which owns Rogers Sportsnet, Radio stations, OMNI television, The Biography Channel Canada, G4TechTV Canada and The Shopping Channel; Rogers Publishing Limited (“Publishing”); and Rogers Sports Entertainment, which owns the “Blue Jays” which refers to the Toronto Blue Jays and the Rogers Centre. In addition, Media holds ownership interests in entities involved in specialty TV content, TV production and broadcast sales.
Item 3.2 — Intercorporate Relationships
The following summary organization chart illustrates, as of March 1, 2007, the structure of the principal subsidiaries of RCI, and indicates the jurisdiction of organization of each entity shown. Summary operating data has also been provided at December 31, 2006.

(1)	RCI’s interest in RWCI is held directly through RCI and indirectly through RWCI Acquisition Inc., a corporation incorporated under the laws of British Columbia.

(2)	Effective January 19, 2005, Microcell Telecommunications Inc. (“Microcell”) and Microcell Solutions Inc. changed their names to Fido Inc. and Fido Solutions Inc., respectively.

(3)	Effective January 1, 2005, Blue Jays Holdco Inc. became a subsidiary of Rogers Media Inc.

(4)	Directly and indirectly Rogers Broadcasting Limited holds 100% of Rogers Sportsnet Inc. through its subsidiary Rogers Sports Group Inc.

WIRELESS
•	Canada’s largest wireless voice and data communications service provider, with approximately 6.8 million customers at December 31, 2006.

•	Wireless is Canada’s only carrier on the world standard GSM technology platform. Wireless’ GSM network provides coverage to approximately 94% of Canada’s population at December 31, 2006.

•	Wireless’ products and services are marketed through a nationwide distribution

CABLE AND TELECOM
•	Rogers Cable is Canada’s largest cable television company, which owns and operates cable systems in Ontario, New Brunswick and Newfoundland serving approximately 2.3 million basic cable subscribers at December 31, 2006.

•	Provides advanced digital cable service to approximately 1.13 million households.

•	Provides residential High-speed Internet service to approximately 1.3 million subscribers.

MEDIA
•	Publishing produces approximately 70 consumer magazines and trade and professional publications and directories.

•	Broadcasting comprises 51 radio stations across Canada (41 FM and 10 AM radio stations), four OMNI television stations comprising two multicultural stations in Ontario and two family values stations in British Columbia and Manitoba, a regional sports specialty service (Rogers Sportsnet), Canada’s only nationally televised shopping service (The Shopping Channel), and The Biography Channel (Canada).

WIRELESS
network of over 11,500 dealer and retailer locations.

CABLE AND TELECOM
•	Provides residential cable telephony services to approximately 365,900 subscribers in Ontario, New Brunswick and Newfoundland at December 31, 2006.

•	Provides residential circuit switched telephony services to approximately 349,600 subscribers across Canada at December 31, 2006.

•	Owns and operates Canada’s second largest chain of video stores (297 stores) at December 31, 2006.

•	A leading Canadian integrated communications solutions provider of local, long distance, toll free, enhanced voice, data and Internet Protocol services to businesses and governments across Canada.

MEDIA
•	Broadcasting holds a 50% interest in Dome Productions, a mobile production and distribution joint venture. Broadcasting holds interests in several specialty television services, including Viewer’s Choice Canada, Outdoor Life Network (OLN), G4TechTV Canada and certain other minority interest investments.

•	In addition to more traditional delivery methods, the Media group also delivers content over the Internet for many of the individual Broadcasting and Publishing properties.

•	Rogers Media owns the Toronto Blue Jays Major League Baseball franchise and the Rogers Centre, the Blue Jays’ multi-purpose home stadium.

ITEM 4 — GENERAL DEVELOPMENT OF THE BUSINESS
Item 4.1 — Three Year History
Recent Developments
2007 Year-to-Date Developments
•	Effective January 2007, the Rogers Video segment of Cable and Telecom acquired the approximately 170 Wireless-owned retail locations with a carrying value of approximately $20 million, for cash consideration of $73 million, which represented fair value. This segment, now known as Rogers Retail, will provide customers with a single direct retail channel featuring all of our wireless and cable products and services. The combined operations will continue to be a segment of Cable and Telecom. In 2007, it is expected that this will have the impact of increasing revenue and expenses of Rogers Retail by approximately $175 million, with no impact on operating profit.

•	In February 2007 Cable repaid, at maturity, its $450 million 7.60% Senior Secured Second Priority Notes.
2006 Highlights
Rogers Communications Inc.
•	In late December 2006, Wireless transferred the Rogers Campus (land and buildings) to RCI at fair market value. The Rogers Campus is comprised of the properties at 333 Bloor Street East and One Mount Pleasant Road in Toronto, Ontario. In early January 2007, Wireless, Cable and Telecom and Media transferred certain other land and buildings at fair market value to RCI. As a result of these transfers, it is expected that net rent expense for each of Wireless, Cable and Telecom and Media will increase in 2007 by approximately $16 million, $6 million and $3 million, respectively.

•	Effective December 31, 2006, the management fee arrangements which had previously been in place between RCI and each of Wireless, Cable and Telecom and Media were terminated. Management fees will no longer be paid by Wireless, Cable and Telecom, or Media to RCI. Such fees paid by the three segments to RCI totalled approximately $93 million in 2006.

•	On December 15, 2006, at a special shareholder meeting the shareholders approved a two-for-one split of the RCI Class A and Class B Shares. As a result, Class A and Class B shareholders of record as of the close of business on December 29, 2006 received one additional share of the relevant class for each share held effective December 29, 2006. All references to RCI Class A and Class B Shares and associated dividends reflect the two-for-one stock split approved by the shareholders in December 2006.

•	On December 15, 2006, the Board of Directors approved an increase in the annual dividend from $0.075 to $0.16 per Class A and Class B Share effective immediately, and modified Rogers’ dividend distribution policy to make dividend distributions on a quarterly basis instead of semi-annually. At the same time, the Board declared the first quarterly dividend of $0.04 cents per share to be paid on January 2, 2007 to shareholders of record on December 20, 2006.

•	On October 30, 2006, the Board of Directors unanimously approved an extension of the employment contract of the Company’s President and Chief Executive Officer, Edward S. (Ted) Rogers. Mr. Rogers’ employment contract has been extended for an indefinite duration but can be terminated by Mr. Rogers or by RCI with six months notice.

•	In September 2006, RCI entered into a multi-year agreement with Maple Leaf Sports and Entertainment which had Rogers become a lead sponsor and the preferred supplier of all communications services to the Toronto Maple Leafs, Toronto Raptors and Air Canada Centre.

•	On July 4, 2006, the Company paid a semi-annual dividend of $24 million to the shareholders of record on June 14, 2006.

•	Rogers was the lead Canadian broadcaster for the coverage of FIFA’s 2006 World Cup Soccer – the world’s single largest sporting event, which took place in Germany. Rogers provided unprecedented coverage across its various broadcast and distribution platforms, including Rogers Sportsnet, Rogers Wireless, Rogers Digital Cable, Rogers Yahoo! Hi-Speed Internet and Rogers OMNI Television.

•	During 2005, with the approval of its Board of Directors, RCI entered into an arrangement to sell to its controlling shareholder, for $13 million in cash, the shares in two of RCI’s wholly owned subsidiaries whose only assets consisted of tax losses aggregating approximately $100 million. These tax losses were transferred from Wireless to one of these wholly owned subsidiaries of RCI in a series of transactions. The terms of the transaction were reviewed and approved by a Special Committee of the Board of Directors of RCI comprised of independent directors. Further to this arrangement, on April 7, 2006, a company controlled by RCI's controlling shareholder purchased the shares in one of these wholly owned subsidiaries for cash of $7 million. On July 24, 2006, the shares of the second wholly owned subsidiary were purchased by a company controlled by the controlling shareholder for cash of $6 million.

•	Upon maturity on February 14, 2006, the Company redeemed its $75 million Senior Notes.

•	On January 4, 2006, the Company completed the acquisition of certain real estate assets in Brampton, Ontario, Canada for a total purchase price of $99 million in cash, net of adjustments, and including taxes and title insurance.

•	On January 6, 2006, the Company paid a semi-annual dividend of $24 million to the shareholders of record on December 28, 2005.
Cable and Telecom
•	Cable and Telecom concluded the final phase of a multi-staged transaction to acquire certain of the Competitive Local Exchange Carrier (“CLEC”) assets of Group Telecom/360Networks from Bell Canada, including approximately 3,400 route kilometres of multi-stranded local and regional fibre; voice and data switching infrastructure, and co-location, point-of-presence and hub sites in Ontario, Quebec, Nova Scotia, New Brunswick and Newfoundland.

•	During 2006, Cable and Telecom expanded availability of high-speed Internet services across Canada. Portable Internet from Rogers Yahoo!, a fixed wireless offering, was made available in major cities across Canada, while ADSL2 high-speed Internet service was launched in Vancouver and other Ontario centres outside of our traditional cable footprint.

•	Cable and Telecom announced Rogers Yahoo! High-Speed Extreme Plus Internet service, which offers customers speed of up to 18 megabits per second.

•	Cable and Telecom also expanded the availability of our residential telephony service to approximately 90% of homes passed by our cable networks.

•	In January 2006, RCI completed a reorganization whereby Cable and Telecom acquired substantially all of the operating subsidiaries of Rogers Telecom Holdings Inc., including Rogers Telecom Inc. (“Telecom”). As a result of this reorganization, the businesses formerly conducted by Telecom are now conducted by Cable and Telecom. As a result of the changes to management’s reporting, Cable and Telecom’s reporting segments changed effective January 2006 to the following: Cable and Internet; Rogers Business Solutions; Rogers Home Phone; and Rogers Retail (formerly known as Rogers Video). Comparative figures are now presented on this basis.

•	On January 3, 2006, the Company redeemed all of Telecom’s remaining 10.625% Senior Secured Notes due 2008. The total redemption amount was US$23 million, including a redemption premium of US$1 million.
Wireless
•	Successfully launched its HSDPA network in the Golden Horseshoe markets of Ontario. This next generation broadband wireless technology, which Wireless continues to deploy across other major markets, is the fastest mobile wireless data service available in Canada.

•	Wireless launched a broadband fixed wireless service in 20 cities across Canada as the first offering enabled by our Inukshuk joint venture. This service gives customers wireless portable access to Rogers Yahoo! Hi-Speed Internet services at speeds up to 1.5 Mbps.

•	On June 1, 2006, Wireless repaid at maturity the 10.5% Wireless Senior Secured Notes in the aggregate principal amount outstanding of $160 million, and repaid a mortgage in the aggregate principal amount outstanding of $22 million during the year.
Media
•	In addition to its organic growth, Media expanded its business in 2006 through the following initiatives: the launch of the Canadian edition of Hello! and Chocolat magazines; the launch of OMNI.11 Television in Winnipeg, Manitoba, the acquisition of Canadian Parents Online, and the increased ownership of The Biography Channel and G4TechTV Canada, to 100% and 66.67%, respectively.

•	On January 1, 2007, Media closed the $40 million acquisition of five Alberta Radio stations announced earlier in 2006 which brought the total number of radio stations owned by Media to 51. The stations are located in Edmonton, Fort McMurray and Grande Prairie, Alberta.
2005 Highlights
Rogers Communications Inc.
•	On July 1, 2005, the Company acquired 100% of Rogers Telecom Holdings Inc. (formerly Call-Net Enterprises Inc., or “Call-Net”) in a share-for-share transaction announced May 11, 2005. Telecom is a Canadian integrated telecommunications solutions provider of local, long distance and data services to more than 600,000 households and businesses across Canada. As of December 31, 2005, Telecom operated an extensive national fibre network with approximately 160 co-locations in major urban areas across Canada and also maintained network facilities in the U.S. and United Kingdom.

•	As consideration for the Telecom acquisition, RCI issued approximately 16 million Class B Shares and approximately 0.8 million fully-vested options to acquire Class B Shares with Call-Net shareholders receiving two Class B Shares for each 4.25 shares of Call-Net. Including estimated transaction costs of $4 million, the purchase price of the acquisition was $328 million.

•	On June 30, 2005, the Company issued a notice of redemption for all of its 5.75% Convertible Debentures due November 26, 2005 at a redemption price per US$1,000 face amount of US$992 for an aggregate redemption amount of approximately US$223 million and a redemption date of August 2, 2005. An aggregate of approximately 15.4 million Class B Shares were issued to debenture holders.

•	Rogers and Bell Canada announced a joint venture that will build and manage a Canada-wide wireless broadband network utilizing the two companies’ extensive fixed wireless spectrum holdings and existing networks of cellular tower and backhaul assets.

•	In recognition of the Company’s improving financial performance and solid strategic positioning the Board of Directors expressed confidence in management’s execution of the Company’s strategy by approving a 50% increase in the annual dividend to $0.075 per share, paid semi-annually. RCI declared a semi-annual dividend of $0.0375 per share on each outstanding Class B Share and Class A Voting Share, which was paid on January 6, 2006 to shareholders of record on December 28, 2005.

•	On October 11, 2005, the Company issued a notice to Microsoft Corporation (“Microsoft”) of its intention to redeem the $600 million aggregate principal amount of 5 1/2% Convertible Preferred Securities due August 2009. On October 17, 2005, the Company received notice that Microsoft had elected to convert these securities, and, pursuant to this notice of conversion, the Company issued 34,285,714 shares of our Class B Shares to Microsoft on October 24, 2005 at the exercise price of $35 per share.
Cable and Telecom
•	In December 2005, Cable and Telecom redeemed US$114 million aggregate principal amount of its 11% Senior Subordinate Convertible Debentures due 2015 including a redemption premium of 5.50% for a total of $141 million (US $120 million).

•	On July 1, 2005, Cable and Telecom introduced its Rogers Home Phone cable telephony service offering in the Greater Toronto Area. Rogers Home Phone voice-over-cable service was rolled out across the Company’s cable areas in Southwest Ontario and Ottawa in the fourth quarter of 2005.

•	In June 2005, Cable and Telecom amended its bank credit facility. The maximum amount of the facility has been reduced by $75 million to $1 billion comprised of $600 million Tranche A and $400 million Tranche B. The amendment served to extend the maturity date of both Tranche A and Tranche B to “bullet” repayments on July 2, 2010 and eliminate the amortization schedule for Tranche B; reduce interest rates and standby fees; and relax certain financial covenants.

•	On March 15, 2005, Cable and Telecom repaid US$292 million aggregate principal amount of its 10.0% Senior Secured Second Priority Notes due March 15, 2005. Cable and Telecom had a net cash outlay of $58 million on the settlement of the cross-currency interest rate swap of US$283 million notional amount that qualified as a hedge for accounting purposes of a portion of these 10.0% Notes. On March 15, 2005, a cross-currency interest rate swap of US$50 million notional amount matured. Cable and Telecom incurred a net cash outlay of $11 million upon settlement of this swap.

•	Cable and Telecom acquired most of the Group Telecom and 360 Networks CLEC assets in New Brunswick and Nova Scotia from Bell Canada for $13 million. Telecom also acquired Group Telecom and 360 Networks’ multi-stranded regional fibre in Ontario and Québec for $12 million.

•	During the third quarter of 2005, Rogers Telecom Holdings Inc. redeemed approximately US$201 million of its 10.625% Senior Secured Notes due 2008 leaving approximately US$23 million in aggregate principal amount outstanding. Telecom also terminated its $55 million accounts receivable securitization program.
Wireless
•	The integration of Fido Solutions Inc. was essentially completed with the two GSM networks now fully integrated and all postpaid and prepaid retail Fido subscribers migrated onto the Wireless billing platforms.

•	During 2005, with the approval of its Board of Directors, RCI entered into an arrangement to sell to its controlling shareholder, for $13 million in cash, the shares in two of RCI’s wholly owned subsidiaries whose only asset will consist of tax losses aggregating approximately $100 million. These tax losses will be transferred from Wireless to one of these wholly owned subsidiaries of RCI. The terms of the transaction were reviewed and approved by a Special Committee of the Board of Directors of RCI comprised of independent directors.
2004 Highlights
Rogers Communications Inc.
•	On April 15, 2004, the Company filed a final shelf prospectus in all of the provinces in Canada and in the U.S. under which it will be able to offer up to an aggregate of US$750 million of Class B Shares, preferred shares, debt securities, warrants, share purchase contracts or units, or any combination thereof, for a period of 25 months from the date filed.

•	On June 16, 2004, 19,083,970 Class B Shares were sold under the shelf prospectus for net cash proceeds of $239 million.

•	On October 13, 2004, the Company announced the completion of its purchase of the 48,594,172 RWCI Class B Restricted Voting shares owned by JVII General Partnership (“JVII”), a partnership owned by AT&T Wireless Services, Inc. (“AWE”), for a cash price of $36.37 per share for a total of approximately $1,767 million. As a result of this transaction, the Company’s ownership increased from approximately 55.3% to approximately 89.3% at October 13, 2004. The Company funded the approximate $1,767 million cash purchase price through a $1,750 million secured bridge financing facility available for up to two years with a group of Canadian financial institutions. This facility was permanently repaid on December 31, 2004, in part through proceeds from a $1,400 million loan from RWCI.
•	On November 11, 2004 RCI announced an exchange offer to purchase all of the publicly-owned Class B Restricted Voting shares of Wireless, with the consideration being 3.5 Class B Shares for each Wireless Class B Restricted Voting share held. The acquisition was successfully completed effective December 31, 2004 and Wireless became a wholly owned subsidiary. RCI issued a total of 56,145,712 Class B Shares as consideration in this transaction.

•	On December 15, 2004, RCI announced that its Board of Directors unanimously approved an extension of the employment contract of the company’s President and Chief Executive Officer, Edward S. (Ted) Rogers. Mr. Rogers’ employment contract with Rogers Communications has been extended from December 31, 2006 to June 30, 2008.
Cable
•	In January 2004, Cable announced an agreement with Yahoo! Inc. to provide co-branded Internet services to customers of its Internet services. Cable launched its broadband Rogers Yahoo! Hi-Speed Internet services and completed the transition of its Ontario and New Brunswick Internet customer bases to the new platform. These broadband services include some or all of the following features: safety and security features with parental controls; an e-mail system with e-mail anti-virus; SpamGuard Plus; over 2 gigabytes of mail storage; Rogers Yahoo! Photos with unlimited storage; Rogers Yahoo! Messenger; Internet music and radio; and Rogers Yahoo! Games.

•	In January 2004, RCI directed Cable to establish, and Cable adopted, a distribution policy to distribute $6.0 million of cash per month to RCI on a regular basis beginning in January 2004. As a result, Cable distributed an aggregate $72.0 million to RCI under this distribution policy in 2004. In addition, in November, 2004, Cable distributed $660 million as a return of capital to RCI.

•	In February 2004, together with RCI, Cable announced a plan for the deployment of an advanced broadband Internet Protocol (IP) multimedia network to support primary line voice-over-cable telephony and other new services across its cable service areas with initial service availability expected no earlier than mid-2005. As originally disclosed in February 2004, Cable anticipates that it will initially invest approximately $200 million in fixed costs to enable the launch of the service, with approximately $106 million of the initial investment made in 2004. Once this initial platform is deployed, additional variable additions to Property, Plant and Equipment (“PP&E”) associated with adding each voice-over telephony service customer, which includes uninterruptible back-up powering at the home, are expected to be in the range of $300 to $340 per subscriber addition.

•	On February 23, 2004, Cable redeemed $300 million aggregate principal amount of its 9.65% Senior Secured Second Priority Debentures due 2014 at a redemption price of 104.825% of the aggregate principal amount.

•	On March 11, 2004, Cable completed a private placement in an aggregate principal amount of US$350 million 5.50% of Senior (Secured) Second Priority Notes due 2014. Cable used approximately US$243 million of the net proceeds to refinance the drawdown under its new bank credit facility, which was used to fund the redemption of February 23, 2004 of $300 million 9.65% Senior Secured Debenture due 2014 at a redemption price of 104.825%. Cable used the balance of the net proceeds from the offering of the 5.50% Notes to repay other existing indebtedness outstanding under the new bank credit facility and for general corporate purposes.

•	On November 30, 2004, Cable completed a private placement in an aggregate principal amount of $175 million 7.25% Senior (Secured) Second Priority Notes due 2011 and US$280 million 6.75% Senior (Secured) Second Priority Notes due 2015. Cable used the proceeds to refinance borrowings under bank facilities.

Wireless
•	Successfully completed the deployment of EDGE technology across Wireless’ entire GSM/GPRS network and have introduced devices which enable subscribers to enjoy greatly increased wireless data speeds.

•	On February 20, 2004, Rogers Wireless Inc. (“RWI”) completed a private placement of an aggregate principal amount of US$750 million 6.375% Senior Secured Notes due 2014. Approximately US$735 million of the proceeds were used on March 26, 2004 to redeem US$196 million 8.30% Senior Secured Notes due 2007, US$179 million 8.80% Senior Subordinated Notes due 2007, and US$333 million 9 3/8% Senior Secured Debentures due 2008, together with related redemption premiums.

•	On October 8, 2004, Wireless and its bank lenders entered into an amending agreement to Wireless’ $700 million bank credit facility that provided among other things, for a two year extension to the maturity date and the reduction schedule so that the Wireless bank credit facility now reduces by $140 million on each of April 30, 2008 and April 30, 2009 with the maturity date on April 30, 2010. The provision for early maturity in the event that Wireless’ 10 1/2% senior secured notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005 has been eliminated. In addition, certain financial ratios to be maintained on a quarterly basis have been made less restrictive, the restriction on the annual amount of property, plant and equipment (“PP&E”) expenditures has been eliminated and the restriction on the payment of dividends and other shareholder distributions has been eliminated other than in the case of a default or event of default under the terms of the bank credit facility.

•	On September 20, 2004, Wireless announced an all cash offer of $35.00 per share to acquire all of the issued and outstanding equity securities of Microcell, Canada’s fourth largest wireless communications provider. Microcell’s Board of Directors recommended that its shareholders tender to the offer, Wireless obtained certain necessary regulatory approvals and the acquisition was successfully completed effective November 9, 2004 for approximately $1,318 million.

•	On October 13, 2004, the Company announced the completion of its purchase of 48,594,172 RWCI Class B Restricted Voting shares owned by JVII.

•	On November 30, 2004, Wireless completed a private placement in the principal amount of $460.0 million 7.625% Senior (Secured) Notes due 2011, US $550 million Floating Rate Senior (Secured) Notes due 2010, US $470 million 7.25% Senior (Secured) Notes due 2012, US $550 million 7.5% Senior (Secured) Notes due 2015, and US $400 million 8.0% Senior Subordinated Notes due 2012.

•	On December 31, 2004, RCI, directly and indirectly, acquired all of the RWCI Class B Restricted Voting shares held by the public for consideration of 3.5 Class B Share for each RWCI Restricted Voting share held by the public.
Media
•	On November 1, 2004, Media’s Broadcasting subsidiary reached an agreement to purchase certain assets of NOWTV, a Vancouver over-the-air religious television broadcaster that also owns a licence for a Winnipeg television service, subject to CRTC approval.

•	On July 31, 2004, the Company’s wholly owned subsidiary, Blue Jays, redeemed and cancelled all of its outstanding Class A Preferred Voting shares that were issued in April 2001 to Rogers Telecommunications Ltd. (“RTL”), a company controlled by RCI’s controlling shareholder. At that time, RTL acquired the voting rights to control the Toronto Blue Jays. As a result of the redemption, voting control of the Blue Jays transferred to RCI and, accordingly, RCI began to consolidate the results of the Toronto Blue Jays effective July 31, 2004.

•	In August, 2004, Media’s Publishing subsidiary successfully launched Lou Lou, Canada’s first paid circulation shopping magazine for young women.

•	On December 23, 2004, Media’s Broadcasting subsidiary acquired the 20% interest in Rogers Sportsnet Inc. held by Fox Sports Net Canada Holdings LLC, for $45 million, increasing its ownership to 100%.

Item 4.2 — Significant Acquisitions
N/A
ITEM 5 — NARRATIVE DESCRIPTION OF THE BUSINESS
PROPERTIES, TRADEMARKS, ENVIRONMENTAL AND OTHER MATTERS
In most instances, the Company, through its subsidiaries, owns the assets essential to its operations. The major fixed assets are transmitters, microwave systems, antennae, buildings and electronic transmission, receiving and processing accessories and other wireless network equipment (including switches, radio channels, base station equipment, microwave facilities and cell equipment); coaxial and fibre optic cables, set-top terminals and cable modems, electronic transmission, receiving, processing, digitizing and distributing equipment, IP routers, data storage servers and network management equipment, microwave equipment and antennae; and radio and television broadcasting equipment (including television cameras, television and radio production facilities and studios). The operating systems and software related to these assets are either owned by the Company or are used under license.
In late December 2006, Wireless transferred the Rogers Campus (land and buildings) to RCI at fair market value. The Rogers Campus is comprised of the properties at 333 Bloor Street East and One Mount Pleasant Road in Toronto, Ontario. In early January 2007, Wireless, Cable and Telecom, and Media transferred certain other land and buildings to RCI at fair market value. As a result of these transfers, it is expected that net rent expense for each of Wireless, Cable and Telecom, and Media will increase in 2007 by approximately $16 million, $6 million, and $3 million, respectively.
RCI’s subsidiaries also lease various distribution facilities from third parties, including space on utility poles and underground ducts for the placement of some of the cable system and roof rights. The Company either owns or leases land for the placement of hub sites and head-ends and space for other portions of the distribution system. The Company also leases land and space on buildings for the placement of antenna towers and generally leases the premises on which its switches are located, principally under long-term leases. Rogers Wireless’ wireless network reaches approximately 94% of the Canadian population and is located in all ten provinces. Rogers Cable’s cable network is clustered in three key urban markets in Southern Ontario (Toronto, Ottawa and the Guelph to London corridor), New Brunswick and Newfoundland.
On July 1, 2005, the Company acquired Call-Net, an integrated communications solutions provider of local, long distance and data services to more than 600,000 households and businesses across Canada. As a result of this acquisition, the Company now operates an extensive national fibre network with over 155 co-locations in major urban areas across Canada and also maintains network facilities in the U.S. and United Kingdom.
The Company owns or has licensed various brands and trademarks used in its businesses. Various of the Company’s trade names and properties are protected by trademark and/or copyright. The Company maintains customer lists for its businesses. The Company’s intellectual property, including its trade names, brands, properties and customer lists, is important to its operations.
Environmental protection requirements applicable to the Company’s operations are not expected to have a significant effect on the Company’s property, plant and equipment expenditures, earnings or its competitive position in the current or future fiscal years.
The Company and its subsidiaries have committed to material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations, operating lease arrangements and other commercial commitments. The information under the heading “Commitments and Contractual Obligations” contained on page 44 of our Management’s Discussion and Analysis for the year ended December 31, 2006 are incorporated herein by reference.

This section incorporates by reference the following sections contained in our Management’s Discussion and Analysis for the year ended December, 31, 2006:
Item 5.1 — General — Business Overview

Overview — Our Business	p. 3

Seasonality	pgs. 78-81

Operating Unit Review:

Wireless:
Wireless Business	p. 13
Wireless Products and Services	p. 13
Wireless Distribution Network	p. 13
Wireless Networks	pgs. 13-14
Wireless Strategy	p. 14
Wireless Competition	p. 52
Recent Wireless Industry Trends	pgs. 15-16

Cable and Telecom:
Cable and Telecom Business	pgs. 22-23
Cable and Telecom Products and Services	pgs. 23-24
Cable and Telecom Distribution Network	p. 24
Cable and Telecom Networks	pgs. 24-25
Cable and Telecom Strategy	pgs. 25-26
Cable and Telecom Competition	pgs. 52-53
Recent Cable and Telecom Industry Trends	p. 26

Media:
Media Business	pgs. 35-36
Media Strategy	p. 36
Media Competition	p. 53
Recent Media Industry Trends	p. 36

Intercompany and Related
Party Transactions	pgs. 73-76
Item 5.2 — Risk Factors
The following section is incorporated by reference herein: “Corporate Risks and Uncertainties Applicable to RCI and its Subsidiaries”, section contained on pages 53 to 56 of our Management’s Discussion and Analysis for the year ended December 31, 2006.
The following section is incorporated by reference herein: “Wireless Risks and Uncertainties”, section contained on pages 56 to 59 of our Management’s Discussion and Analysis for the year ended December 31, 2006.
The following section is incorporated by reference herein: “Cable and Telecom Risks and Uncertainties”, section contained on pages 59 to 61 of our 2005 Management Discussion and Analysis for the year ended December 31, 2006.
The following section is incorporated by reference herein: “Media Risks and Uncertainties”, section contained on pages 61 to 63 of our Management’s Discussion and Analysis for the year ended December 31, 2006.
ITEM 6 — DIVIDENDS
Item -6.1 — Dividends
This information under the heading “Dividends and Other Payments on RCI Equity Securities” contained on page 43 to 44 of our 2006 Management’s Discussion and Analysis for the year ended December 31, 2006 is incorporated herein by reference.

ITEM 7 — DESCRIPTION OF CAPITAL STRUCTURE
Item -7.1 — General Description of Capital Structure
Each Class A Share of RCI carries the right to fifty votes on a poll and may be voted at the meetings of shareholders of RCI. Holders of Class B Shares and any series of preferred shares of the Company are entitled to receive notice of and to attend meetings of shareholders of RCI but, except as required by law, are not entitled to vote at such meetings. Under applicable Canadian securities laws, an offer to purchase Class A Shares of RCI would not necessarily require that an offer be made to purchase Class B Shares of RCI.
The information required under the heading General Description of Capital Structure is contained in the 2006 Annual Audited Financial Statements, Note 20 is incorporated herein by reference.
Item -7.2 — Constraints
Restrictions on the Transfer, Voting and Issue of Shares
The Company has a direct or indirect ownership interest in a number of distinct Canadian undertakings which hold licences pursuant to applicable licencing legislation (the “Telecommunications Legislation”). The Telecommunications Legislation includes the Broadcasting Act (Canada), the Telecommunications Act (Canada) and the Radiocommunication Act (Canada).
The Telecommunications Legislation contains separate requirements relating to the level of foreign ownership that is permitted in respect of a given class of licenced undertaking. The Company believes that it, and each of its subsidiaries, have at all times been in compliance with all of the relevant ownership requirements of the Telecommunications Legislation.
In April 1996, the Governor in Council (i.e., the federal cabinet) issued a Direction to the Canadian Radio-television and Telecommunications Commission (the “CRTC”) respecting the ineligibility of non-Canadians to hold broadcasting licences, including licences to operate cable television undertakings. That Direction substantially harmonized the foreign ownership requirements under the Broadcasting Act with those under the Telecommunications Act and the Radiocommunication Act. The Direction was amended in 1997 to allow two non-Canadian controlled telephone companies to hold licences to operate cable television undertakings within their respective service areas. It was amended in July 1998 to clarify the restrictions relating to a holding company’s ability to control or influence the programming decisions of the licensee operating company.
The revised Cabinet Direction authorizes non-Canadians to own and control, directly or indirectly, up to 33 1/3% of the voting shares and up to 33 1/3% of the number of votes attached to the voting shares of a holding company which has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and up to 20% of the votes attached to the voting shares of the operating licencee company may be owned and controlled, directly or indirectly, by non-Canadians. The chief executive officer and 80% of the members of the Board of Directors of the operating licensee company must be Canadian. In addition, the holding company and its directors are prohibited from exercising control or influence over the programming decisions of the licensee company, unless the holding company satisfies the ownership requirements which are applicable to the licensee company. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licencee company level. The CRTC retains the discretion under the Direction to determine whether a given licensee is in fact controlled by non-Canadians.
The cellular, PCS and paging licenses held by the Company’s indirect subsidiary, RWI, include a condition requiring the licensed carrier company to comply with the ownership restrictions set out in the Telecommunications Act and the Radiocommunication Act. A maximum level of 20% of the issued voting shares of the licensed carrier company may be owned by persons who are not Canadians. In addition, at least 80% of the members of the Board of Directors of the licensed carrier company must be Canadian. Pursuant to regulations promulgated under the Telecommunications Act and the Radiocommunication Act, a parent corporation may have up to 33 1/3% of its voting shares owned by non-Canadians. Neither the licensed carrier company nor the parent holding corporation (such as the Company) can be otherwise controlled by non-Canadians.
In order to ensure that the Company and any Canadian corporation in which the Company has a direct or indirect interest remains qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authority to operate a similar undertaking pursuant to the Telecommunications Legislation and to ensure that the Corporation and any Canadian corporation in which the Company has an interest is not in breach of the Telecommunications Legislation or any licences issued to it or to any Canadian subsidiary, associate or affiliate of it under the Telecommunications Legislation, the existing Articles of the Corporation impose certain restrictions on the issue and transfer of the Company’s shares and the exercise of voting rights attached thereto. A copy of the text of such restrictions may be obtained from the Secretary of the Company.

If in the opinion of the Board of Directors circumstances arise in the future that may jeopardize the ability of the Company and its subsidiaries to be qualified to hold and obtain licences in Canada, the restrictions on transfer, voting and issue of shares contained in the Articles of the Company will be invoked.
On November 19, 2002, the Minister of Industry announced that the Government of Canada will review the restrictions on foreign ownership applicable to the telecommunications sector. In February 2003, RWI appeared before the Parliamentary Standing Committee on Industry, Science and Technology and filed a brief in support of elimination of the restrictions. RCCI, another subsidiary of the Company, also made representations in favour of elimination of the foreign ownership restrictions on cable television companies. A similar submission had been made by the Company in February of 2002 to the Standing Committee on Canadian Heritage urging the removal of restrictions on foreign ownership applicable to cable television companies. On April 28, 2003, the Standing Committee on Industry, Science and Technology released a report to Parliament in which it recommended the removal of all Canadian ownership requirements applicable to telecommunications common carriers, which would include wireless carriers such as RWI and entities such as the Company that have a direct or indirect interest in such carriers. This report also recommended that any changes made to the Canadian ownership requirements for telecommunications common carriers be extended to cable television companies, such as RCCI. However, a second report issued by the Standing Committee on Canadian Heritage in June 2003, has expressed concerns that changes in ownership restrictions for either telecommunications common carriers or cable television companies could have an adverse impact on the Canadian broadcasting system. Given these conflicting reports, the Government of Canada has indicated that it will try to reconcile the conflicting recommendations prior to taking any legislative action. This reconciliation process is currently underway. It is not yet known whether the Government of Canada will decide to amend the Telecommunications Legislation to relax or eliminate the foreign ownership restrictions on either wireless carriers (such as RWI) or cable television companies (such as RCCI) that distribute broadcasting services and provide internet and other telecommunications services to the public.
Item -7.3 — Ratings
On March 6, 2007, Moody’s Investors Service upgraded the senior secured debt ratings of Cable and Telecom and of Wireless to Baa3 (from Ba1), upgraded the senior subordinated debt rating of Wireless to Ba1 (from Ba2) and changed the ratings outlook to stable (from under review for possible upgrade). In addition, the corporate family rating for RCI was withdrawn (previously Ba1), as this benchmark rating for speculative grade companies is no longer applicable. On January 9, 2007, Moody’s upgraded the corporate family rating of RCI as well as the senior secured debt ratings of Cable and Telecom and of Wireless to Ba1 (from Ba2) and upgraded the senior subordinated debt rating of Wireless to Ba2 (from B1). In addition, the ratings outlook was changed to under review for possible upgrade (from positive outlook). On February 17, 2006, Moody’s increased the ratings on all of the Rogers public debt. The corporate family rating for RCI was increased to Ba2 (from Ba3) and the senior secured debt ratings of Cable and Telecom and of Wireless were also increased to Ba2 (from Ba3), while the senior subordinated debt rating of Wireless was increased to Ba3 (from B2). All of these ratings had a positive outlook.
On February 27, 2007, Fitch Ratings increased the issuer default ratings for RCI, Wireless and Cable and Telecom to BBB- (from BB) and increased the senior secured debt ratings for Wireless and Cable and Telecom to BBB- (from BB+), while the senior subordinated debt rating for Wireless was affirmed at BB and the ratings outlook for each of RCI, Wireless and Cable and Telecom was revised to stable (from positive). On July 26, 2006, Fitch upgraded the ratings for RCI, Wireless and Cable and Telecom. The issuer default ratings for each of RCI, Wireless and Cable and Telecom were increased to BB (from BB-), the senior secured debt ratings for each of Wireless and Cable and Telecom were affirmed at BB+, the senior subordinated debt rating for Wireless was increased to BB (from BB-) and the rating outlook for each of RCI, Wireless and Cable and Telecom was increased to positive (from stable).
On October 4, 2006, Standard & Poor’s Ratings Services raised the corporate credit rating of RCI, Wireless and Cable and Telecom to BB+ with a stable outlook (from BB with a positive outlook). At the same time, the rating for Wireless’ senior secured debt was increased to BB+ with a stable outlook (from BB with a positive outlook), the rating for Cable and Telecom’s senior secured debt was affirmed at BB+ and the outlook was revised to stable (from positive) and the rating for Wireless’ senior subordinated debt was increased to BB- with a stable outlook (from B+ with a positive outlook). On October 27, 2005, Standard & Poor’s revised its outlook on all of the Rogers public debt to positive from stable.
Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments range from AAA, in the case of Standard & Poor’s and Fitch, or Aaa in the case of Moody’s, which represent the highest quality of securities rated, to D, in the case of Standard & Poor’s, C, in the case of Moody’s and Substantial Risk in the case of Fitch, which represent the lowest quality of securities rated. The ratings on our senior secured debt of BBB- from Fitch and Baa3 from Moody’s represent the minimum investment grade ratings.
The credit ratings accorded by the rating agencies are not recommendations to purchase, hold or sell the rated securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.
ITEM 8 — MARKET FOR SECURITIES
Class A Shares (RCI.A, CUSIP # 775109101) are listed on the Toronto Stock Exchange. Class B Shares (in Canada: RCI.B, in United States: RG, CUSIP # 775109200) are listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange.
Item 8.1 — Trading Price and Volume
The following table sets forth, for the periods indicated, the reported high and low prices and volume traded on the Toronto Stock Exchange for Class A Shares and Class B Shares.
     RCI.A

Date	High	Low	Close	Volume
2006/01	27.50	24.88	27.49	81,576
2006/02	27.25	23.30	24.90	1,084,360
2006/03	25.42	23.50	24.25	154,134
2006/04	26.08	22.67	25.75	1,127,816
2006/05	25.97	22.01	25.00	94,664
2006/06	24.67	22.97	24.65	161,780
2006/07	26.22	24.25	25.99	38,834
2006/08	30.74	26.91	30.74	58,530
2006/09	32.98	29.26	32.90	52,712
2006/10	36.51	31.25	36.24	182,138
2006/11	37.97	34.75	36.50	183,776
2006/12	41.00	35.15	39.69	236,763

     RCI.B

Date	High	Low	Close	Volume
2006/01	26.03	23.38	25.05	50,615,318
2006/02	25.31	22.25	22.75	65,123,188
2006/03	23.87	22.06	22.27	53,125,964
2006/04	24.40	21.28	23.69	46,254,074
2006/05	24.00	20.84	22.95	41,259,836
2006/06	23.82	21.57	22.45	32,296,980
2006/07	24.50	22.28	24.17	26,137,578
2006/08	28.73	25.90	28.50	54,482,154
2006/09	30.83	27.85	30.60	43,741,682
2006/10	34.09	29.35	33.60	51,435,648
2006/11	35.10	32.79	34.99	41,019,720
2006/12	35.00	33.27	34.70	33,823,786
Item 8.2 — Prior Sales
N/A
ITEM 9 — ESCROWED SECURITIES
N/A
ITEM 10 — DIRECTORS AND OFFICERS
Following is a list of directors and executive officers of the Company as of December 31, 2006, indicating their municipality, province or state and country of residence and their principal occupation(s) within the five preceding years. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is duly elected unless, prior thereto, he or she resigns or his or her office becomes vacant by death or other cause under applicable law. Officers are appointed by, and serve at the discretion of, the Board of Directors.

Name	Position
Alan D. Horn (9)	Director and Chairman

Philip B. Lind	Director and Vice Chairman

Edward S. Rogers, O.C. (2)(7)(8)(12)	Director and President and Chief Executive Officer

Nadir H. Mohamed(6)	Director and President and Chief Operating Officer, Communications Group

William L. Linton (10)	Senior Vice President, Finance and Chief Financial Officer

Robert W. Bruce	Senior Vice President, Communications Group

Edward Rogers (2)(3)(7)(8)	Director and Senior Vice President, Communications Group

Anthony P. Viner	Senior Vice President, Media

Ronan D. McGrath	President, Rogers Shared Operations and Chief Information Officer

Robert F. Berner	Executive Vice President, Chief Technology Officer

Stephen Graham	Executive Vice President, Corporate Marketing and Convergence

James S. Lovie	Executive Vice President, Consumer Sales and Service

David P. Miller	Senior Vice President, General Counsel and Secretary

Kevin P. Pennington	Senior Vice President, Chief Human Resources Officer

Melinda M. Rogers (3)(6)(8)	Director and Senior Vice President, Strategy and Development

Name	Position
Ronald D. Besse (1)(5)(6)	Director

C. William D. Birchall (1)(3)(7)	Director

John H. Clappison (1)(13)	Director

Peter C. Godsoe, O.C. (2)(3)(4)(5)(7)	Director

Thomas I. Hull (2)(4)(5)(7)	Director

The Hon. David R. Peterson, P.C., Q.C. (6)(11)	Director

Loretta A. Rogers (8)	Director

William T. Schleyer (5)	Director

John A. Tory, Q.C. (2)(3)(4)(5)(7)	Director

J. Christopher C. Wansbrough (1)(2)(6)(7)	Director

Colin D. Watson (1)	Director

(1)	Denotes member of Audit Committee.

(2)	Denotes member of Executive Committee.

(3)	Denotes member of the Nominating Committee

(4)	Denotes member of the Corporate Governance Committee.

(5)	Denotes member of the Compensation Committee.

(6)	Denotes member of the Pension Committee.

(7)	Denotes member of the Finance Committee.

(8)	Loretta A. Rogers is married to Edward S. Rogers. Edward Rogers is the son and Melinda Rogers is the daughter of Edward S. Rogers and Loretta A. Rogers.

(9)	Mr. Horn resigned as Vice President, Finance and Chief Financial Officer of the Corporation and was appointed Chairman of the Board and elected a director of the Corporation effective March 21, 2006. Mr. Horn was a director of AT&T Canada Inc., as a representative of the Corporation, when it filed for bankruptcy protection on October 15, 2002.

(10)	Mr. Linton was appointed Vice President, Finance and Chief Financial Officer effective March 21, 2006 and became Senior Vice President, Finance and Chief Financial Officer on February 14, 2007.

(11)	Mr. Peterson was a director of YBM Magnex International Inc. when the Ontario Securities Commission issued cease trade orders in May 1998. YBM Magnex International Inc. was delisted from the Toronto Stock Exchange on December 15, 1998.

(12)	Mr. Edward S. Rogers, O.C. was a director of At Home Corporation when it filed for Chapter 11 protection from creditors in September, 2001 and was cease traded on October 1, 2001. At Home Corporation was delisted from Nasdaq National Market on October 22, 2001.

(13)	Mr. John H. Clappison was elected to the Board of Directors on June 13, 2006.
Alan D. Horn, resides in Toronto, Ontario, Canada and has been a director of RCI and Chairman of the Board since March 2006. Mr. Horn has been President and Chief Executive Officer of Rogers Telecommunications Limited since March 2006. Mr. Horn served as Vice President, Finance and Chief Financial Officer of the Corporation from September 1996 to March 2006 and was President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996. Mr. Horn is a Chartered Accountant. He is also a director of March Networks Corporation. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.
Philip B. Lind, C.M., resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Lind is Vice Chairman of RCI. Mr. Lind joined RCI in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of Brookfield Asset Management Inc., Council for Business and the Arts and the Power Plant (Contemporary Art Gallery at Harbourfront). Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology) University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.

Edward “Ted” S. Rogers, O.C., resides in Toronto, Ontario, Canada and has been a director and President and Chief Executive Officer of RCI since January 1979. Mr. Rogers also serves as a director of Cable Television Laboratories, Inc. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.
Nadir Mohamed, resides in Toronto, Ontario, Canada and was appointed President, Chief Operating Officer and a director of our board in May 2005. Mr. Mohamed joined Rogers Wireless Inc. in August 2000 as President and Chief Operating Officer and served as President and Chief Executive Officer from July 2001 to May 2005. Prior to joining Rogers Wireless, Mr. Mohamed served as Senior Vice President, Marketing and Sales for Telus Communications Inc. from February 1999 to August 2000. Between August 1997 and January 1999 Mr. Mohamed was President and Chief Operating Officer of BC Tel Mobility. Mr. Mohamed is also a director of Cinram International Inc. and a member of Ryerson University’s Board of Governors. Mr. Mohamed holds an undergraduate degree from the University of British Columbia and is a Chartered Accountant.
William W. Linton, resides in Toronto, Ontario, Canada and was appointed Senior Vice President, Finance and Chief Financial Officer on February 2007 and was previously Vice President, Finance and Chief Financial Officer of RCI from March 2006 to February 2007. Mr. Linton served as Executive Vice President of RCI from July 2005 when Rogers acquired Call-Net Enterprises Inc. until March 2006. Prior to joining Rogers Mr. Linton served as President and Chief Executive Officer of Call-Net Enterprises Inc. from 2000 to July 2005. Mr. Linton has also served as President and Chief Executive Officer of Prior Data Sciences Inc. from 1999 to 2000 and Executive Vice President and Chief Financial Officer of SHL Systemhouse Inc. from 1994 to 1999.
Robert W. Bruce, resides in Toronto, Ontario, Canada and has served as President, Rogers Wireless Inc. since May 2005. Mr. Bruce joined Rogers Wireless in September 2001 as Executive Vice President and Chief Marketing Officer and President, Wireless Data Services. Prior to joining Rogers Wireless Mr. Bruce was Senior Vice President, Marketing at BCE Mobile Communications. Prior to which Mr. Bruce held senior operating and marketing roles with Pepsi-Cola Canada, Oshawa Foods Limited and Warner Lambert.
Edward Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since May 1997. Mr. Rogers is President, Rogers Cable Communications Inc. Mr. Rogers also serves as a director of Futureway Communications Inc. Previously, he worked for Comcast Corporation, Philadelphia from 1993 to 1996, and has served as Vice President and General Manager, Paging, Data and Emerging Technologies, Rogers Wireless Inc. from 1996 to 1998; Vice President and General Manager, GTA, Rogers Cable Inc., from 1998 to 2000; and Senior Vice-President, Planning and Strategy, RCI, from 2000 to 2002. Mr. Rogers holds a B.A., University of Western Ontario.
Anthony P. Viner, resides in Toronto, Ontario, Canada and has served as Senior Vice President, Media of RCI since 1995. From 1992 to 1995, Mr. Viner served as Senior Vice President, Broadcasting of RCI. Mr. Viner serves as President of Rogers Media Inc. Mr. Viner joined Rogers Broadcasting Limited as Executive Vice President and General Manager of CFTR/CHFI in February 1982 and, in September 1989, was appointed President of Rogers Broadcasting Limited. Since February 2002, Mr. Viner has been Chief Executive Officer of Rogers Broadcasting Limited.
Ronan D. McGrath, resides in Toronto, Ontario, Canada and has been President, Rogers Shared Operations and Chief Information Officer of RCI since 1996. Prior to that he was Chief Information Officer for Canadian National Railways since 1991. He had previously been Chief Accounting Officer and Controller of Canadian National Railways since 1988, which he joined in 1979.
Robert F. Berner, resides in Unionville, Ontario, Canada and has been our Executive Vice President and Chief Technology Officer since April 2006. He was appointed Senior Vice President and Chief Technology Officer of Wireless in 1998, prior to which Mr. Berner served as Vice President and Chief Technology Officer from 1996 to 1998. Mr. Berner has been associated with us since 1985.

Stephen Graham, resides in Toronto, Ontario, Canada and was appointed Executive Vice President, Corporate Marketing and Convergence for RCI in January 2006. Prior to joining Rogers, Mr. Graham served as Executive Vice President, Personal and Small Business Banking and Chief Marketing Officer, CIBC. Mr. Graham served as Worldwide Vice President Marketing for AT&T (U.S.) from 1996 to 2000.
James S. Lovie, resides in Aurora, Ontario, Canada and was appointed Executive Vice President, Consumer Sales and Service in May, 2005. Previously, he served as Executive Vice President, Sales, Service and Distribution of Wireless. Prior to his appointment with us, Mr. Lovie served as President and Chief Operating Officer of Axxent Corporation (a CLEC company), prior to which Mr. Lovie served as President and Chief Executive Officer of cMeRun Corp. (Internet company). From 1998 to 2000, Mr. Lovie served as President and Chief Executive Officer of Bell Distribution Inc. (Bell Canada’s retail distribution company).
David P. Miller, resides in Toronto, Ontario, Canada and was appointed Senior Vice President, General Counsel and Secretary in February 2007. He was previously Vice President, General Counsel of RCI since 1987 and Secretary of RCI since 2002. Mr. Miller has also served as Vice President, General Counsel and Secretary of Wireless since 1991.
Kevin P. Pennington, resides in Toronto, Ontario, Canada and has served as our Senior Vice President, Chief Human Resources Officer since November 2005. Prior to joining RCI Mr. Pennington served as Senior Vice President, Human Resources for Agere Systems, a spin-off of Lucent Technologies. Mr. Pennington holds a Master of Science, Human Resources as well as a Bachelor of Science, Behavioural Management, from Shippensburg University, PA.
Melinda M. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since May 2002. Ms. Rogers also serves as Chairman of the Jays Care Foundation and is a director of The Ontario Media Development Corporation and iBAHN. Ms. Rogers was appointed Senior Vice President Strategy and Development in October 2006 of RCI, Vice President, Venture Investments in September 2000 and Vice President, Strategic Planning and Venture Investments in May 2004. Prior to joining RCI, Ms. Rogers was a Product Manager for At Home Corporation, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario, and an M.B.A., University of Toronto.
Ronald D. Besse, resides in Toronto, Ontario, Canada and has been a director of RCI since June 1984. Mr. Besse was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse is also a director of C.I. Financial Income Fund. Mr. Besse graduated from Ryerson University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998 and an Honorary Doctorate of Commerce in 2004. Mr. Besse is a member of the Chief Executives’ Organization, World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.
C. William D. Birchall, resides in Toronto, Ontario, Canada and has been a director of RCI since June 2005. Mr. Birchall serves as a director and Vice Chairman of Barrick Gold Corporation and Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001 and was a director of Trizec Canada Inc. until October 2006. Mr. Birchall is a Fellow of The Institute of Chartered Accountants of England and Wales (1963).
John H. Clappison, resides in Toronto, Ontario, Canada and was elected a director of RCI on June 13, 2006. From 1990 to December 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers. He was associated with PricewaterhouseCoopers since 1968. Mr. Clappison is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Clappison serves as a director of Sun Life Financial Inc., Cameco Corporation and Summitt Energy Holdings Corporation LLP.
Peter C. Godsoe, O.C., resides in Toronto, Ontario, Canada and has been a director of RCI since October 2003 and lead director since March 2006. Mr. Godsoe has served as Chairman (1995), Chief Executive Officer (1993), President and Chief Operating Officer (1992) and Vice-Chairman (1982), of The Bank of Nova Scotia until his retirement on March 2, 2004. Mr. Godsoe is Chairman of Sobeys Inc. His corporate directorships include Barrick Gold Corporation, Ingersoll-Rand Company, Lonmin PLC, Onex Corporation and Templeton Emerging Markets Investment Trust. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.
Thomas I. Hull, resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Hull has been Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance firm, since 1954. Mr. Hull is a graduate of the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

The Hon. David R. Peterson, P.C., Q.C., resides in Toronto, Ontario, Canada and has been a director of RCI since April 1991. Mr. Peterson is a senior partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson also serves as a director of Industrielle-Alliance Insurance and Financial Services Inc., Shoppers Drug Mart, Oceanex Income Fund and Ventus Energy West Cape Windpower LP. Mr. Peterson is Chancellor of The University of Toronto and also a director of St. Michael’s Hospital and the Shaw Festival. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.
Loretta A. Rogers, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mrs. Rogers also serves as a director of Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami and an honourary Doctorate of Laws, University of Western Ontario.
William T. Schleyer, is an American citizen who resides in Rye Beach, New Hampshire, United States of America and has been a director of RCI since August 1998. Mr. Schleyer was appointed Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, in January 2003, prior to which Mr. Schleyer served as President and Chief Executive Officer, AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. From February 2000 to October 2001, Mr. Schleyer was a principal in Pilot House Ventures, an investment firm, where he served as a liaison between investors and entrepreneurs. Prior to February 2000, Mr. Schleyer served as President and Chief Operating Officer of MediaOne, the broadband services arm of U.S. West Media Group, and as President and Chief Operating Officer of Continental Cablevision, Inc. before that company’s merger with U.S. West in 1996. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and a M.B.A., Harvard Business School.
John A. Tory, Q.C., resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mr. Tory also serves as a director of The Thomson Corporation, The Woodbridge Company Limited, Abitibi-Consolidated Inc. and Canadian Psychiatric Research Foundation. Mr. Tory holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.
J. Christopher C. Wansbrough, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1982. Mr. Wansbrough has served as Chairman and director of Rogers Telecommunications Limited and E.S.R. Limited, since December 1997. Mr. Wansbrough also served as President of National Trust Company from 1977 to 1986, Vice Chairman from 1986 to 1991 and Chairman of the Board of OMERS Realty Corporation from 1989 to 1997. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation. Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.
Colin D. Watson, resides in Toronto, Ontario, Canada, and was elected a director of RCI in May 2004. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as Vice Chairman of Spar Aerospace Limited, an aviation services firm, from January 2000 to January 2002. From 1996 to 1999, Mr. Watson served as President and Chief Executive Officer of Spar Aerospace Limited and from 1999 to 2000, as its Vice Chairman and Chief Executive Officer. Prior to 1996, Mr. Watson was President and Chief Executive Officer of Rogers Cable Inc. Mr. Watson also serves as a director of Vector Aerospace Corporation, Cygnal Technologies Corp., B Split II Corporation, NorthStar Aerospace, Great Lakes Carbon Income Fund, Louisiana-Pacific Corporation, and Rhapsody Acquisition Corp. Mr. Watson holds a B.A.Sc. (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.
As at December 31, 2006, RCI’s directors and officers as a group owned or controlled, directly or indirectly, an aggregate 103,464,918 Class A Shares of RCI, representing approximately 92.0% of the issued and outstanding Class A Shares of RCI.
ITEM 11 — PROMOTERS
N/A
ITEM 12 — LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Item 12.1 – Legal Proceedings
On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including Wireless and Fido. The proceeding involves allegation by wireless customers of breach of contract, misrepresentation, false advertising and unjust enrichment arising out of the charging of system access fees. The plaintiffs seek un-quantified damages from the defendant wireless communications service providers. In July 2006, the Saskatchewan court denied the plaintiffs’ application to have the proceeding certified as a class action. However, the court granted leave to the plaintiffs to renew their applications in order to address certain of the requirements under the Saskatchewan class proceedings legislation. The Plaintiff application to address these requirements is set to be heard by the Court on April 4 and 5, 2007.
Similar proceedings have also been brought against us and other providers of wireless communications in most of Canada. We have not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated. In addition, on December 9, 2004, we were served with a court order compelling us to produce certain records and other information relevant to an investigation initiated by the Commissioner of Competition under the misleading advertising provisions of the Competition Act with respect to our system access fee.
On April 21, 2004, a proceeding was brought against Fido and others claiming damages totalling $160 million, specific performance, breach of contract, breach of confidence and breach of fiduciary duty. The proceeding is seeking to add Inukshuk Wireless Partnership, the Company’s 50% owned joint venture, as a party to the action. The proceeding is at an early stage. The Company believes it has good defences to the claim and no amounts have been provided in the accounts.
We are and may from time to time be named as a defendant in other legal actions arising in the ordinary course of our business, including claims arising out of our dealer arrangements.
Item 12.2 Regulatory Actions
N/A
ITEM 13 — INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
During 2005, with the approval of the Board of Directors, the Company entered into an arrangement to sell to our controlling shareholder, for $13 million in cash, the shares in two wholly owned subsidiaries whose only asset will consist of tax losses aggregating approximately $100 million. The terms of the transaction were reviewed and approved by a Special Committee of the Board comprised of independent directors. The Special Committee was advised by independent counsel and engaged an accounting firm as part of their review to ensure that the sale price was within a range that would be fair from a financial point of view. Further to this arrangement, on April 7, 2006, a company controlled by our controlling shareholder purchased the shares in one of these wholly owned subsidiaries for cash of $7 million. On July 24, 2006, the shares of the second wholly owned subsidiary were purchased by a company controlled by the controlling shareholder for cash of $6 million.
ITEM 14 — TRANSFER AGENTS AND REGISTRARS
The Canadian Transfer Agent and Registrar is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. The registers are located at Toronto, Montreal, Halifax, Calgary and Vancouver. The United States Transfer Agent and Registrar is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado, 80401 The registers are located at New York and Denver.
ITEM 15 — MATERIAL CONTRACTS
N/A
ITEM 16 — INTEREST OF EXPERTS
Item 16.1 — Name of Experts
Our auditor is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, North York, Ontario, M2P 2H3.

Item 16.2 — Interest of Experts
The Company’s auditors are KPMG LLP, who are independent with respect of RCI and its subsidiaries within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. Further, KPMG LLP are independent public accountants with respect to the Company and its subsidiaries within the meaning of the Securities Acts administered by the Securities and Exchange Commission (“SEC”) and the requirements of the Independence Standards Board.
ITEM 17 — AUDIT COMMITTEE
Item 17.1 — Audit Committee Charter
Purpose Of Audit Committee
The Audit Committee shall assist the Board of Directors (the “Board”) of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices, (ii) the financial reporting process, (iii) financial statements provided by the Company to the public, (iv) the systems of internal accounting and financial controls, (v) the qualifications, independence, appointment and oversight of the work of the external auditors, (vi) the qualifications and performance of the internal auditors and (vii) compliance with applicable legal and regulatory requirements.
In addition to the responsibilities specifically enumerated in this Charter, the Board may refer to the Audit Committee such matters and questions relating to the financial position of the Company and its affiliates as the Board may from time to time see fit.
Membership
The Audit Committee shall consist of at least three directors appointed by the Board as provided for in the Articles of the Company. The appointment of members shall occur annually and members are subject to removal or replacement at any time by the Board. The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:
(a)	Independence. Each member shall be independent in accordance with applicable legal and regulatory requirements and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(b)	Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(c)	Commitment. In addition to being a member of the Audit Committee and of any audit committee of any affiliate of the Company, if a member of the Audit Committee is also on the audit committee of more than two additional public companies, the Board, or the Nominating and Corporate Governance Committee, shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Company’s Audit Committee.
Chair And Secretary
The Chair of the Audit Committee shall be selected by the Board. If the Chair is not present, the members of the Audit Committee may designate a Chair for the meeting by majority vote of the members present. The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present. A member of the Committee may be designated as the liaison member to report on the deliberations of the Audit Committees of affiliated companies.
Meetings
The times and locations of meetings of the Audit Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Audit Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. The Audit Committee shall have sufficient notice in order to prepare for each meeting. Notice of every meeting shall be given to the external and internal auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Audit Committee in accordance with applicable law.

Meeting Agendas
Agendas for meetings of the Audit Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Audit Committee members prior to Committee meetings.
Resources And Authority
The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.
The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the general counsel of the Company and other officers and employees of the Company.
The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Audit Committee may require the external or internal auditors to attend any or every meeting of the Audit Committee.
Responsibilities
The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Audit Committee, as representatives of the Company’s shareholders.
It is recognized that members of the Audit Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary.
     The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from examining any matters related to its purpose.
1. Financial Reporting Process and Financial Statements
(a)	in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies;

(b)	review all material transactions and material contracts entered into by the Company (and any subsidiary) with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Compensation Committee or director remuneration approved or recommended by the Nominating and Corporate Governance Committee;

(c)	review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be disclosed by generally accepted auditing standards in Canada and the United States, as may be modified or supplemented, and for such purpose, receive and review an annual report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)	following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information;

(g)	review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures; and

(h)	meet separately, periodically, with management, with the internal auditors and with the external auditors.
2. External auditors
(a)	require the external auditors to report directly to the Audit Committee;

(b)	be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c)	pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

(d)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(e)	consider, assess and report to the Board with regard to the independence and performance of the external auditors; and

(f)	request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.
3. Accounting Systems and Internal Controls
(a)	oversee management’s design and implementation of and reporting on internal controls. Receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Company’s accounting system and internal controls; and

(b)	review the activities, organization and qualifications of the internal auditors and discuss with the external auditors the responsibilities, budget and staffing of the internal audit function.
4. Legal and Regulatory Requirements
(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form;

(c)	prepare the report of the Audit Committee required to be included in the Company’s periodic filings;

(d)	review with the Company’s General Counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements.
5. Additional Responsibilities
(a)	discuss policies with respect to risk assessment and risk management;

(b)	establish procedures and policies for the following:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(c)	prepare and review with the Board an annual performance evaluation of the Audit Committee;

(d)	review earnings guidance provided to analysts and rating agencies;

(e)	report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(f)	review and reassess the adequacy of the Audit Committee’s Charter on an annual basis.
Item 17.2 — Composition of the Audit Committee
The following individuals are the members of the Audit Committee, each of whom is considered to be independent other than Mr. Wansbrough:
Ronald D. Besse (Chairman)
C. William D. Birchall
John H. Clappison
J. Christopher Wansbrough
Colin D. Watson
Please see Item 17.5 below with respect to Mr. Wansbrough.

Item 17.3 — Relevant Education and Experience
Each member of the Audit Committee has the ability to perform his responsibilities as a member of the Audit Committee based on his education and experience as summarized below:

Mr. Besse (Chair)	–	former Chairman, President & Chief Executive Officer, Gage Learning Corporation

Mr. Birchall	–	Chartered Accountant; Director & Vice Chairman of Barrick Gold Corporation; Chairman of Barrick International Banking Corporation

Mr. Clappison		Chartered Accountant; former Greater Toronto Area Managing Partner of PricewaterhouseCoopers

Mr. Wansbrough	–	Chartered Financial Analyst; former President of National Trust Company

Mr. Watson	–	former President & Chief Executive Officer of Vector Aerospace Corporation; former Vice Chairman, President & Chief Executive Officer of Spar Aerospace Limited
Item 17.4 — Reliance on Certain Exemptions
N/A
Item 17.5 — Reliance on the Exemption in Subsection 3.3(2) or Section 3.6
Mr. Wansbrough serves as an executive officer of certain private companies which control the Company. As such, he is considered an “affiliated entity” of the Company, and would therefore not be independent for purposes of serving on the Audit Committee, pursuant to Multilateral Instrument 52-110. However, Mr. Wansbrough qualifies for an exemption from the independence requirement as, pursuant to Multilateral Instrument 52-110, the Board has determined that Mr. Wansbrough has no direct or indirect material relationship with the Company or our subsidiaries or our controlling shareholder that could reasonably be expected to interfere with the exercise of his independent judgment as a member of the Audit Committee. The board believes that with Mr. Wansbrough’s experience, it is in the best interest of the company and its shareholders for Mr. Wansbrough to serve on the Audit Committee.
Item 17.6 — Reliance on Section 3.8
N/A
Item 17.7 — Audit Committee Oversight
N/A
Item 17.8 — Pre-Approval Policies and Procedures
Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.
1.	Annually management provides the Audit Committee with a list of the audit-related and non-audit services that are anticipated to be provided during the year for pre-approval. The Audit Committee reviews the services with the auditor and management and considers whether the provision of the service is compatible with maintaining the auditor’s independence.

2.	Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above for engagements if the fees do not exceed (i) $100,000 per engagement or (ii) $500,000 per quarter.

3.	The Audit Committee delegates authority to the Chairman of the Audit Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit Committee. Any services approved by the Chairman will be reported to the full Audit Committee at the next meeting.

4.	A review of all audit and non-audit services and fees rendered to the Company and its subsidiaries by KPMG LLP is reviewed each quarter by the Audit Committee.
The Company’s policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC. None of the audit related fees, tax fees or all other fees described in the table below were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Item 17.9 — External Auditors’ Fees and Services
The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2006 and 2005, and fees billed for other services rendered by KPMG LLP.

	Year ended December 31,
	2006	2005
Audit Fees(1)	$8,829,138	$4,702,838
Audit-related fees(2)	1,070,834	442,400
Tax Fees(3)	703,719	721,608
All other fees(4)	0	40,000

Total	$10,603,691	$5,906,846

NOTES:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and accounting consultations related to the audited financial statements.

(2)	Consist mainly of regulatory audits and reviews, advice relating to compliance with Canadian and U.S. rules on internal controls and other specified procedures audits.

(3)	Consist of fees for tax consultation and compliance services.

(4)	Consist mainly of fees for audits of the conversion of IT-related systems.
ITEM 18 — ADDITIONAL INFORMATION
Item 18.1 — Additional Information
Additional information including directors and officers remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s management information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year, including the Notes thereto, and accompanying Management’s Discussion and Analysis. Detailed information concerning the Company’s significant accounting policies and Canadian and United States accounting policy differences is presented in Notes 2 and 26, respectively.
The Secretary of the Company can be contacted at the Company’s principal office, located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, Canada, M4W 1G9 (telephone: 416.935.7777). Additional information relating to RCI is also available on SEDAR at www.sedar.com.